UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                        LaserLock Technologies, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                      Common
________________________________________________________________________________
                         (Title of Class of Securities)


                                  51807L-10
        _______________________________________________________________
                                (CUSIP Number)


                               Jay Hait, Esq.
                         Special Securities Counsel
                          39 Hudson St., Suite 102
                            Hackensack, NJ  07601
				      (201) 441 - 9377
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)




CUSIP NO. 51807L-10
         -----------

- ------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Norman Gardner; IRS No. ###-##-####
- ------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.   (a) _________________
      (b) _________________
- ------------------------------------------------------------------------------
      SEC Use Only
 3.

- ------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      PF
- ------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant
 5.   to Items 2(d) or 2(e) __________________

- ------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      United States
- ------------------------------------------------------------------------------
                          Sole Voting Power:
                     7.
                          3,870,000 shares of common stock, in addition to options to purchase 500,000 shares of common stock
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power:
                     9.
    Reporting             3,870,000 shares of common stock, in addition to
                          options to purchase 500,000 shares of common stock,
      Person

       With

             -----------------------------------------------------------
                          Shared Dispositive Power
                    10.

- ------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
  3,870,000 shares of common stock, in addition to
                          options to purchase 500,000 shares of common stock
- ------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
- ------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.

26% of common. Mr. Gardner's ownership percentage of outstanding LaserLock stock on a fully diluted basis would be 29.25% based on the execution of all of his options based on the number of shares outstanding at September 30, 2001 and based on 15,233,224 shares outstanding following the execution of all of Mr. Gardner's options.

- ------------------------------------------------------------------------------
      Type of Reporting Person:
14.
      IN
- ------------------------------------------------------------------------------




Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share, of LaserLock Technologies, Inc., a Nevada corporation ("Company"), with its principal office located at 837 Lindy Lane, Bala Cynwyd, PA 19004

Item 2.   Identity and Background

This statement is filed on behalf of Norman Gardner, a United States citizen and the Chief Executive Officer and President of the Company. The Company is a Nevada corporation with offices located at 837 Lindy Lane, Bala Cynwyd, PA 19004. The Company is involved in the business of product and document authentication and security, utilizing a technology developed by its founder, Norman A. Gardner, which allows for non-intrusive authentication that can reduce losses caused by fraudulent document reproduction and by product counterfeiting and/or diversion. During the past five years, Mr. Gardner has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Gardner received his shares in exchange for cash and services as part of the founding of the Company, and he received his options to purchase additional shares pursuant to his employment agreement with the Company.

Item 4.   Purpose of Transaction

Mr. Gardner's acquisitions of shares have been made for investment purposes. Depending on future evaluations of the business prospects of the Company and other factors, including, but not limited to, general economic and business conditions, Mr. Gardner may retain or, from time to time, increase his holdings or dispose of a portion of his holdings, subject to any applicable legal and restrictions on his ability to do so. Mr. Gardner has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



Item 5.   Interest in Securities of the Issuer

          (a) Mr. Gardner beneficially owns 3,870,000 shares of common stock, in addition to options to purchase 500,000 shares of common stock. The 3,870,000 shares represent 26% of the Company's common stock. Mr. Gardner's ownership percentage of outstanding LaserLock stock on a fully diluted basis would be 29.25% based on the execution of all of his options based on the number of shares outstanding at September 30, 2001 and based on 15,233,224 shares outstanding following the execution of all of Mr. Gardner's options.




          (b)  (i)   Sole Power to Vote or Direct the Vote:
                     3,870,000 shares of common stock, in addition to options to purchase 500,000 shares of common stock,


               (ii)  Shared Power to Vote or Direct the Vote:
                     0 shares

               (iii)Sole Power to Dispose or Direct the  Disposition:  3,870,000
                    shares of common stock, in addition to options to purchase 500,000 shares of common stock,

               (iv)  Shared Power to Dispose or Direct the Disposition:
                     0 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

		None Applicable

Item 7.   Material to Be Filed as Exhibits

		None Applicable

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2001
- -----------------------------------
Date

/s/ Norman Gardner
- -----------------------------------
Signature

Norman Gardner,
Chief Executive Officer and President
- -----------------------------------
Name/Title